

July 1, 2022

Robert P. Mack
Chief Financial Officer
Polaris Inc.
2100 Highway 55
Medina, Minnesota 55340

>   **Re: Polaris Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Response Dated June 2, 2022**
>   **File No. 001-11411**

Dear Mr. Mack:

   We have reviewed your June 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

Response Dated June 2, 2022

Risk Factors, page 10

1.   Your response to prior comment 2 states that climate change was not identified as being reasonably expected to have a material effect on your business, operating results, or financial condition in connection with the preparation of your Form 10-K. Please tell us about the transition risks related to climate change you identified and explain how you concluded on the materiality of the effects of climate change.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.   Prior comment 5 regarding the physical effects of climate change on your operations and results is reissued in part as your response does not appear to address each element of our

prior comment. Please provide us with quantitative information regarding weather-related damages to your property or operations and any weather-related impacts on the cost of insurance for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.

Please contact Sergio Chinos at (202) 551-7844 or Ethan Horowitz at (202) 551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing